SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 23, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time        IMMEDIATE
Date               18 June 2009
Number               11/09

BHP BILLITON BOARD APPOINTMENT

BHP Billiton Chairman Don Argus today announced the appointment of a new Non-executive Director, Mr Wayne Murdy to the BHP Billiton Board, effective 18 June 2009.

Mr Murdy retired as Chairman of Newmont Mining Corporation on 31 December 2007, a position he held since 1 January, 2002. He served as Chief Executive Officer from January 2001 to 30 June 2007. Prior to joining Newmont in 1992 Mr Murdy spent 15 years in senior financial positions in the oil and gas industry. He is a Director of Weyerhaeuser Company and Qwest Communication International Inc.

Mr Argus said that this appointment would be an invaluable addition to the BHP Billiton Board, bringing extensive experience in the natural resources sector.

“Wayne will be an excellent addition to our Board and we are very pleased that he has agreed to join us.

“Wayne has more than 30 years experience in the mining and petroleum industries and is highly regarded in the international mining community. His depth of senior management experience and knowledge of the industry will be an asset to the company. He is also past Chairman of the International Council of Mining and Metals, a past Director of the National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.”

Mr Argus said that the appointment of Mr Murdy would bring the number of BHP Billiton Directors to 14. The Group’s established process of continually reviewing the mix of skills and competencies of Directors ensures that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
email: Peter.Ogden@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

South Africa
Bronwyn Wilkinson, Investor and Media Relations
Tel: +44 20 7802 4015 Mobile: +44 7500 785 892
email: Bronwyn.Wilkinson@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

Wayne W Murdy
BSc (Business Administration), CPA, 64

Wayne Murdy retired as Chairman of Newmont Mining Corporation on 31 December 2007 a position he held since 1 January 2002. He also served as Chief Executive Officer from January 2001 to 30 June 2007. Newmont is a major gold producer with total assets in excess of US$15 billion on five continents.

Wayne Murdy’s background is in finance and accounting where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining.

As Chairman and Chief Executive Officer of Newmont he focussed on strengthening the balance sheet and acquiring “land size”. This meant a heavy focus on operations and acquisitions. He can take credit for changing the strategic direction of Newmont and bringing it from a conservative mining company to an aggressive gold miner and trader that runs an unhedged revenue book. He focussed the company’s attention on creating value for shareholders and efficiencies in their operations in terms of costs and output.

Prior to joining Newmont in 1992 Mr Murdy spent 15 years in senior financial positions in the oil and gas industry, first with Getty Oil Company and later as Chief Financial Officer of Apache Corporation. He began his business career in public accounting. A graduate of California State University at Long Beach, he has a Bachelor of Science Degree in Business Administration and is a Certified Public Accountant. Mr Murdy was recognised as a distinguished graduate of California State University at Long Beach in 2005, was the 2006 recipient of the Charles F Rand Gold Medal of the American Institute of Mining, Metallurgical and Petroleum Engineers and in 2007 was awarded an Honorary Doctorate of Engineering by the Colorado School of Mines and was the recipient of the University of Denver, International Bridge Builders Award.

Mr Murdy also held a two year term as Chairman of the International Council on Mining and Metals (ICMM) and was a founding Director of the Partnering Against Corruption Initiative of the World Economic Forum.

Wayne and Diana Murdy have been married for 40 years and have four children and six grandchildren.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : June 23, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary